EXHIBIT 99.1

August 14, 1998


Dear Falcon Building Products, Inc. Bondholders:

A copy of the Falcon Building Products, Inc (the "Company") Form 10-Q is enclosed. A summary of the unaudited financial results follows (dollars in millions):
                                           PERIODS ENDED JUNE 30
                                          1998              1997(E)

                                               SIX                 SIX
                                    QUARTER   MONTHS   QUARTER   MONTHS

Net sales
   Air Distribution Products........ $51.8     $97.1    $48.5     $90.3
   Plumbing Fixtures................  40.1      76.5     39.9      78.6
   Air Power Products...............  99.0     188.7    107.3     187.0

      Total.........................$190.9    $362.3   $195.7    $355.9


Operating income before             $ 17.3    $ 26.8   $ 20.2    $ 33.0
recapitalization expenses...........
Net interest expense (a)............$ 10.2    $ 20.2   $  3.8    $  6.4
Cash interest expense (a)...........$  7.2    $ 14.2   $  3.2    $  5.6
EBITDA (b)..........................$ 21.7    $ 35.4   $ 24.9    $ 42.3
EBITDA _ for the four quarters      $ 67.0       .     $ 83.4       .
ended...............................
Ratio of EBITDA to interest expense    1.7       .        .         .
(c).................................
Ratio of EBITDA to cash interest       2.3       .        .         .
   expense(c).......................
Leverage Ratios:                                 .        .         .
   Senior debt to EBITDA (d)........   2.1       .        .         .
   Total debt to EBITDA (d).........   6.0       .        .         .

(a)  Excludes amortization of debt issuance costs.

(b) EBITDA represents operating earnings before non-recurring recapitalization and Ultravent expenses, non-cash inventory reserves, and depreciation and amortization expense. EBITDA is presented as management believes it provides useful information regarding a company's ability to incur and/or service debt. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity.

(c)  Ratios calculated for the twelve months ended June 30, 1998.

(d)  Senior debt and total debt is net of unencumbered cash.

(e) Ratios have not been provided for the 1997 period due to non-comparability of information due to the Merger and recapitalization financing in June 1997.

For the quarter ended June 30, 1998, net sales amounted to $190.9 million, a decrease of $4.8 million or 2.5% below the second quarter of 1997, while sales for the six months ended June 30, 1998 amounted to $362.3 million, an increase of $6.4 million over the 1997 period. Sales for the quarter and six months benefited from continued strong activity in residential and commercial vent, register and diffuser product sales. The Company also benefited from increased compressor and generator sales during 1998 for both the three and six-month periods compared to 1997. Increased compressor volume is the result of penetration gains at home improvements centers, while increased generator volume has resulted from severe weather and storm activity in coastal areas during the first quarter and Midwestern floods during the second quarter of 1998. Pressure washer volumes were down approximately $11.0 million and $14.7 million for the three and six months in 1998, respectively, compared with 1997 as the implementation of the Company's "no-return" policy resulted in a smaller customer base for this product line in 1998.
EBITDA and EBITDA margins of $21.7 million and 11.4%, respectively, for the second quarter of 1998 have decreased from the second quarter of 1997 levels of $24.9 million and 12.7%, respectively. EBITDA for the six months ended June 30, 1998 amounted to $35.4 million, a $6.9 million decrease from the first six months of 1997, while EBITDA margins decreased from 11.9% in 1997 to 9.7% in 1998.

First half results continue to be affected by manufacturing inefficiencies in Plumbing Fixtures. The Company has instituted cost controls, revised process flows, implemented management changes and committed capital for cost reduction programs to improve its manufacturing costs and plant efficiencies. While the Company expects long term benefits from these actions, it is likely that operating results for the third and fourth quarters will continue to be adversely impacted until these improvements are fully integrated into the manufacturing process. Incoming order rates for Plumbing Fixtures for the third quarter of 1998 continue to reflect a strong demand for the Company's product. In Air Power Products, the unfavorable comparison to 1997 is the result of: a) lower margins as a result of implementing a "no returns" policy for pressure washers in 1998, and b) higher margins reflected on pressure washer sales in the first two quarters of 1997, which were based upon anticipated return rates and related costs that ultimately developed to be significantly higher than those originally assumed. This subsequent adverse development in pressure washer returns resulted in the recognition of significant charges in the fourth quarter of 1997. Additionally, pricing within the Company's flexible duct product line contributed to the reduced operating profit in the second quarter and year-to-date periods of 1998 versus 1997. Pricing for this product line came under pressure in the second half of 1997, with pricing in 1998 remaining consistent with the fourth quarter of 1997.

The consolidated statement of income reflects an increased level of interest expense for the current quarter and year-to-date over the 1997 periods due to the merger financing entered into in June 1997.

At June 1998 quarter end we completed the acquisition of Warrior Glass, a manufacturer of aluminum window wall systems used in light commercial applications. This operation, which has annualized sales of approximately $10 million, will expand our Air Distribution Accessories product line as this business's operation and distribution channel utilizes various products currently offered by the Company. Total consideration paid for Warrior amounted to approximately $6.0 million and is projected to be accretive in 1998.

The Company continues to have significant liquidity to fund operations and make new investments. At June 30, 1998, the Company had $36.0 million of unrestricted cash and $125.0 million of borrowing availability under its revolving credit facility.

Falcon's business strategy continues to focus on strengthening the Company's market leadership positions through domestic and international market expansion, new products and product line extensions, expansion of our distribution network, and strategic and complementary acquisitions. We continue to work on and evaluate a number of projects and acquisition candidates to expand our product offerings, customers and geographic base, although we intend to remain disciplined in our acquisition approach in the current highly competitive environment.

We thank you for your continued support and confidence.



WILLIAM K. HALL
CHAIRMAN, PRESIDENT & CHIEF
  EXECUTIVE OFFICER

Forward-looking statements in this letter are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties, including but not limited to, changes in general economic conditions, fluctuations in interest rates, increases in raw materials and labor costs, levels of competition and other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission.